SECURITIES AND  EXCHANGE COMMISSIONS
Washington,  DC  20549

SCHEDULE 13D


Under the Securities Exchange Act of 1934
(Amendment No. 6)

SANTA FE FINANCIAL CORPORATION
Name of Issuer

Common Stock, Par Value $0.10 Per Share
Title of Class of Securities


802014-10-0
CUSIP Number


Mr. Howard A. Jaffe
Chief Operating Officer
The InterGroup Corporation
2121 Avenue of the Stars,  Suite 2020
Los Angeles, California 90067
(310) 556-1999
_________________________________________
Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications


March 11, 1995
Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule
13G to report the acquisition  which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b) (3) or (4), check the following box.     [      ]

Check the following box if a fee is being paid with this
statement.     [     ]

-1- of -5-

CUSIP No. 802014-10-0

1.	Name of Reporting Person			Tax Identification Number
   The Intergroup Corporation					13-3293645

2.	Check the Appropriate Box if a Member of a Group
  	a.					b.

3.	SEC Use Only


4.	Source of Funds
  	WC

5.	Check if Disclosure of Legal Proceedings is Required
   pursuant to Items 2(d) or 2 ______

6.	Citizenship or Place of Organization
  	Delaware

Number of			  		7.	Sole Voting Power
Shares						    211,450
Beneficially	   __________________________________________________
Owned by					   8.	Shared Voting Power
Each
Reporting		     __________________________________________________
Person					     9.	Sole Dispositive Power
With							     211,450
			             __________________________________________________
						          10.	Shared Dispositive Power


11.	Aggregate Amount Beneficially Owned By Each Reporting Person
   	211,450 Shares of Common Stock

12.	Check if the Aggregate Amount in Row 11 Excludes Certain
    Shares _________

13.	Percent of Class Represented by Amount in Row 11
	   33.1%

14.	Type of Reporting Person
   	CO

AMENDMENT NO. 6 TO SCHEDULE 13D
OF THE INTERGROUP CORPORATION
REGARDING OWNERSHIP OF COMMON STOCK OF
SANTA FE FINANCIAL CORPORATION

This Amendment No. 6 to Schedule 13D is being filed by
The Intergroup Corporation ("Intergroup") to update information previously furnished. This Amendment reflects the exercise by Intergroup of 90,000 warrants (the "Warrants"), each Warrant representing the right to purchase one share of Santa Fe Financial Corporation's (the "Company") common stock, par value $0.10 per share, (the "Common Stock") in accordance with the Securities Purchase Agreement dated December 20, 1994 with the Company.

The following Items of this Schedule 13D are amended.

Item 3.	Source and Amount of Funds or Other Consideration.
Intergroup used working capital as its source of funds to exercise the Warrants.

Item 5.	Interest in Securities of the Issuer.
(a) Intergroup, as of March 11, 1996, beneficially owns, for purposes of Section 13(d) of the Exchange Act, 211,450 shares of the Common Stock. The shares represent 33.1% of the outstanding Common Stock.

The percentages were determined based on the Company's representation that there were 548,019 shares of Common Stock outstanding prior to the exercise of the Warrants.

(b) Intergroup has sole voting and disposition power with respect to the shares and warrants described in Item 5(a).
Mr. John V. Winfield is Chairman and President of Intergroup.

(c) Information with respect to transactions effected in the Common Stock during the past sixty (60) days by Intergroup is set forth in Appendix A hereto.

(d) No person other than Intergroup, with respect to its shares, or Mr. Winfield, with respect to his shares, has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares beneficially owned by each.

(e) Inapplicable.

SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:	March 11, 1996

THE INTERGROUP CORPORATION



By:  /s/Howard A. Jaffe
					   Howard A. Jaffe
					   Corporate Secretary

SCHEDULE A


The following table sets forth the trade date for each purchase of Common Stock by Intergroup, the number of shares of Common Stock purchased in each such transaction and the price per share in each such transaction effected in the past sixty (60) days. No shares were sold during the period. All the shares of Common Stock were purchased in ordinary brokerage transactions effected in the over-the-counter market other than the exercise of the Warrants.





Trade Date          No. of
                    Common
                    Shares            Price Per
                    Purchased         Share
January 31, 1996    1,700            	$20.94
February 14, 1996   1,500            	$20.88
February 15, 1996   1,000            	$21.13
March 4, 1996       2,800            	$24.09
March 11, 1996(1)  90,000            	$27.00


(1) Exercise of Warrants.